VF 3-8-05

05036738

AM 3-3-2005

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED FEB 2 2 2005 WASH DC SECTION

| SEC FILE NUMBER |
|---|
| ~~8-5227~~ |

8-52257

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaucon Capital Partners, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
(No. and Street)

Mt. Kisco NY 10549
(City) (State) (Zip Code)

NAME ~~AND~~ TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn D. Haye 914-666-4789
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez + Co.
(Name – *if individual, state last, first, middle name*)

895 West Main Street West Dundee IL 60118-2050
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dawn D. Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dawn D. Haye
Signature

Member
Title

Margaret T. DiRenno
Notary Public

2/9/05

MARGARET T. DiRENNO
Notary Public, State of New York
No. 60-4790831
Qualified in Westchester County
Commission Expires 03/30/2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

---

FINANCIAL STATEMENTS

---

YEARS ENDED
DECEMBER 31, 2004 AND 2003

## CONTENTS

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT

The Members of Glaucon Capital
Partners, L.L.C.

We have audited the accompanying statements of financial condition of Glaucon Capital Partners, L.L.C. (a Limited Liability Company) as of December 31, 2004 and 2003, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial condition of Glaucon Capital Partners, L.L.C. as of December 31, 2004 and 2003, and the statements of income, members' equity, and cash flows for the years then ended in conformity with United States of America generally accepted accounting principles.

Eric J. Fernandez & Co

West Dundee, Illinois
January 7, 2005

895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050-5528 • Telephone 815/344-7720 • Fax 815/344-7773

**GLAUCON CAPITAL PARTNERS, L.L.C.**
**STATEMENTS OF FINANCIAL CONDITION**
**DECEMBER 31, 2004 AND 2003**

| | 2004 | 2003 |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ 64,357 | $ 40,910 |
| Accounts receivable | 16,968 | 130 |
| Prepaid expenses | 6,227 | 6,062 |
| Total current assets | 87,552 | 47,102 |
| Total assets | $ 87,552 | $ 47,102 |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and reimbursable expenses | $ 3,472 | $ 188 |
| Accrued expenses | 6,890 | 675 |
| Total current liabilities | 10,362 | 863 |
| **MEMBERS' EQUITY** | 77,190 | 46,239 |
| | $ 87,552 | $ 47,102 |

**The accompanying notes are an integral part of the financial statements.**

# GLAUCON CAPITAL PARTNERS, L.L.C.
## STATEMENTS OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| **REVENUES:** | | |
| Transaction fees | $ 1,051,123 | $ 476,680 |
| Retainer fees | 190,000 | 150,000 |
| Membership fees | 1,500 | 2,400 |
| Total revenues | 1,242,623 | 629,080 |
| **EXPENSES:** | | |
| Consulting | - | 50,000 |
| Travel and entertainment | 13,758 | 18,930 |
| Registered representative | 219,075 | 16,582 |
| Professional services | 9,318 | 8,198 |
| Regulatory fees | 6,653 | 5,740 |
| Advertising | - | 1,834 |
| Telephone and Internet | 1,791 | 1,700 |
| Conference fees | 1,580 | 975 |
| Filing fees and taxes | 7,768 | 600 |
| Insurance | 550 | 403 |
| Association dues and subscriptions | 1,600 | 325 |
| Office supplies | 118 | 167 |
| Printing | 761 | 160 |
| Professional development | - | 65 |
| Miscellaneous | - | 229 |
| Total expenses | 262,972 | 105,908 |
| **Net income** | $ 979,651 | $ 523,172 |

**The accompanying notes are an integral part of the financial statements.**

# GLAUCON CAPITAL PARTNERS, L.L.C.
## STATEMENTS OF MEMBERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| **BALANCE, BEGINNING OF YEAR** | $ 46,239 | $ 708,267 |
| Add: Net income | 979,651 | 523,172 |
| | **1,025,890** | **1,231,439** |
| Less: Member distributions | 948,700 | 1,185,200 |
| **BALANCE, END OF YEAR** | **$ 77,190** | **$ 46,239** |

**The accompanying notes are an integral part of the financial statements.**

**GLAUCON CAPITAL PARTNERS, L.L.C.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003**

| | 2004 | 2003 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 979,651 | $ 523,171 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in accounts receivable | (16,838) | 639,245 |
| Increase in prepaid expenses | (165) | (604) |
| Increase (decrease) in current liabilities | 9,499 | (11,962) |
| Total adjustments | (7,504) | 626,679 |
| Net cash provided by operations | **972,147** | **1,149,850** |
| **CASH FLOWS USED IN FINANCING ACTIVITES:** | | |
| Distributions to members | (948,700) | (1,185,200) |
| Net cash used in financing activities | **(948,700)** | **(1,185,200)** |
| **NET INCREASE (DECREASE) IN CASH** | **23,447** | **(35,350)** |
| **Cash at beginning of year** | **40,910** | **76,260** |
| **CASH AT END OF YEAR** | **$ 64,357** | **$ 40,910** |

**The accompanying notes are an integral part of the financial statements.**

## GLAUCON CAPITAL PARTNERS, L.L.C.

## NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

### USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable.

### REVENUE RECOGNITION

The company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue according to each individual contract agreement.

### INCOME TAXES

The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The Partners of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal and State income taxes has been included in these financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $53,995 and $5,000, respectively. There was no material difference between the Company's net capital at December 31, 2004 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2004.

3. TRANSACTIONS WITH RELATED PARTY

The company is 50% owned by Glaucon Capital, L.L.C. Glaucon Capital, L.L.C. receives a consulting fee from the Company from time to time for special services rendered. For the year ended December 31, 2004 and 2003 consulting fees paid to Glaucon Capital, L.L.C. totaled $0 and $40,000, respectively.

4. MAJOR CLIENTS/SUPPLIERS

The Company receives the majority of its revenues by providing specialized securities financing arrangements to a limited number of clients. For 2004 and 2003, revenues generated from its top two clients represented 87% (45% and 42%) and 80% (42% and 38%) of the Company's total revenue, respectively. During the year ended, December 31, 2004 the Company incurred approximately 89% of its total expenses with one individual. This individual is an independent contractor to the Company and is a National Association of Securities Dealers registered representative of the Company.

5. NONMONETARY TRANSACTIONS

The Company provided services during 2004 under an agreement in which a portion of the fees charged by the Company were paid in stock warrants issued by the client. The stock warrants were recognized as revenue by the Company for $166,700, their market value as determined by the value that warrants were issued to the client's investors at the same time. The warrants were used to pay the Company's registered representative, and the remaining warrants were distributed to the Company's members. No gain or loss was recognized during the period from which they were received until they were distributed.

## SUPPLEMENTARY INFORMATION

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

**The Members of**
**Glaucon Capital Partners, L.L.C.**

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. for the year ended December 31, 2004 and have issued our report thereon dated January 7, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eric J. Fernandez & Co

**West Dundee, Illinois**
**January 7, 2005**



895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050-5528 • Telephone 815/344-7720 • Fax 815/344-7773

**SCHEDULE I**
**GLAUCON CAPITAL PARTNERS, L.L.C.**
**COMPUTATION OF NET CAPITAL UNDER RULE**
**15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2004**

| | |
|---|---|
| Members' equity | $ 77,190 |
| Deduct members' equity not allowable for net capital | - |
| Total members' equity qualified for net capital | 77,190 |
| Add subordinated borrowings allowable in computation of net capital | - |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Accounts receivable | 16,968 |
| Prepaid expenses | 6,227 |
| | 23,195 |
| | 53,995 |
| Haircuts on securities | - |
| Net capital | $ 53,995 |

There is no material difference between Glaucon Capital Partners, L.L.C.'s computation of its net capital requirements and the computation as provided by Eric J. Fernandez & Co. Therefore, no reconciliation is provided.

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

**SCHEDULE II**
**REPORT ON INTERNAL CONTROL REQUIRED**
**BY RULE 17a-5 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**

**The Members of**
**Glaucon Capital Partners, L.L.C.**

In planning and performing our audit of the financial statements of Glaucon Capital Partners, L.L.C., for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the computations of net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with U.S generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050-5528 • Telephone 815/344-7720 • Fax 815/344-7773

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eric J. Fernandez & Co

**West Dundee, Illinois**
**January 7, 2005**